Exhibit 99.1

Focus Media Responds Further to Muddy Waters Allegations

Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN), China’s largest lifestyle targeted out-of-home digital media company, today responds further to Muddy Waters Allegations.

The Company provides further information regarding the bases for allocating display devices in its LCD display network device count

As reported in its public filings, Focus Media maintains both an LCD display network and a poster frame network, among its several lines of business. The Company’s LCD display network refers to its network of display devices placed in high-traffic areas of commercial and public buildings (by which it means publicly accessible buildings, including malls, hotels, the lobbies of apartment buildings, etc.) under the brand name Focus Media. As of September 30, 2011, the 178,382 display devices in the LCD display network included: 116,026 LCD screens, 32,478 LCD 2.0 digital picture screens and 29,878 LCD 1.0 picture frame devices. Both the LCD screens and LCD 2.0 digital picture screens have the technical capacity to show video images as well as dynamic and static images, whereas the 1.0 picture frame devices that are part of the LCD display network only display traditional fixed images.

The Company’s poster frame network, which is distinct from its LCD display network, consists of traditional and digital advertising poster frames placed mainly in the elevators and public areas of residential complexes which it markets under the brand name Framedia.

The LCD 2.0 digital picture screens included in the Company’s LCD display network device count are distinctly different from the digital and traditional frames included in the Company’s poster frame network device count. The Company’s 32,478 LCD 2.0 digital picture screens as of September 30, 2011 were primarily installed in office elevator lobbies, and carry the Focus Media logo, signifying that they are part of the LCD display network. The approximate dimensions of the LCD 2.0 digital picture screens are: length 486 mm, width 587 mm and height 32 mm. The 34,478 digital frames included in the Company’s poster frame network device count as of September 30, 2011 were mainly installed inside apartment building elevators and carry the Framedia logo, indicating that they are part of the poster frame network. The approximate dimensions of the two types of digital frames are: length 645 mm, width 450 mm and height 30 mm; and length 625 mm, width 430 mm and height 30 mm. As shown in the images of the two devices below, there are differences between the LCD 2.0 digital picture screens, which appears on the left, and the digital frames, which appears on the right.

The left screen is the LCD 2.0 digital picture screen and the right one is the digital frame included in the poster frame network.

The LCD 1.0 picture frame devices are included in the Company’s LCD display network device count because, when the Company developed its LCD display network in Tianjin, Kunming and Shijiazhuang, it encountered difficulties in installing LCD screens or LCD 2.0 digital screens due to a lack of adequate power sources or other technical limitations, and therefore opted to use some traditional picture frame devices in these areas. Since the LCD 1.0 picture frame devices in these three cities were developed by the Company’s LCD display network division, the Company has consistently included such devices as part of its LCD display network device count since it first began installing them. The LCD 1.0 picture frame devices also carry the Focus Media logo, unlike the traditional frames in the poster frame network. As disclosed in the Company’s third quarter earnings release, the Company had 391,304 traditional frames available for use in its poster frame network as of September 30, 2011. This number does not include the 29,878 1.0 picture devices in Tianjin, Kunming and Shijiazhuang as of the same date that are counted as part of the LCD display network.

The numbers of displays disclosed by the Company in the past have been completely accurate, but did not provide this granular breakdown to specify that its LCD display network includes LCD screens, LCD 2.0 digital picture screens, as well as LCD 1.0 picture frame devices developed by its LCD display network division. The word “LCD” in the name of each type of device clarifies that the Company classifies it and includes it for device count purposes within its Focus Media LCD display network, and not in its Framedia poster frame network. In order to provide more detailed information to investors, the Company will provide its display count information in this expanded format on a going forward basis.

In addition, the Company has been completely clear with its advertising customers about the types of devices on which the customers’ advertisements will be displayed. Each of the Company’s contracts with its advertiser clients has appended to it a building schedule relating to the services purchased. The building schedule clearly designates the type of device, the number of devices, as well as the location of the devices.

The audit committee of the Company is completing the engagement of two reputable independent survey firms with extensive experience in conducting surveys on media assets to audit the numbers of the Company’s displays in the LCD display and poster frame networks.

The Company owns its entire LCD display network in Tier 1 cities

In addition, the Company refutes the allegation made by the Report that approximately 10% of its screens in Beijing are operated and owned by a distributor. The Company believes that those responsible for preparing the report mistook a mere service provider for an owner of LCD screens. The Company engages a company called Beijing Suodi Advertisement Co., Ltd. (“Suodi”) to assist in finding locations for, installing and maintaining a portion of its LCD display network in Beijing. The Company has used Suodi as a service provider since 2003 when Focus Media, a Shanghai-based Company, had limited resources in Beijing, and it has continued to maintain a commercially beneficial, service provider relationship with Suodi. The Company reiterates that it owns all of the screens in its LCD display network in Tier 1 cities. In addition, the Company holds all of the rights and obligations of lessee under its LCD display network lease agreements in Beijing.

The Company did acquire the six mobile handset advertising companies

Focus Media acquired each of the six mobile handset advertising companies, which Muddy Waters falsely claims were “phantom” acquisitions, by purchasing the shares of the offshore holding companies that had VIE structure contacts in place with each of the six mobile handset advertising companies.

The following offshore holding companies of each of the six companies are disclosed as subsidiaries in Exhibit 21.1 to the Company’s 2007 20-F.

PRC entity	Offshore holding company
Guangzhou Xuanwu	Summitworld Limited
Shenzhen Julan	Surge Zhenghe Holding Limited
Shenzhen Mengwang	Speedaccess Limited
Beijing Shiji Zhongkai	Profitbest Worldwide Limited
Shenzhen Jingzhun	Newking Investment Limited
Dongguan Yaya	Directvantage Limited

The share purchase agreements the Company entered into prove that Focus Media acquired the offshore holding companies of these six holdings companies.

The individual investors in Allyes.

The Muddy Waters report claims that two outside individuals unjustifiably invested in Allyes in January 2010. In fact, James Zhang and Xiong Xiangdong, the two individuals in question, were involved in Allyes and there was a rational basis for them to invest in it. James Zhang was the CFO of Allyes. Xiong Xiangdong had previously served as the legal representative of Allyes and was familiar with the business operations of Allyes. Thus, he was an asset to the Allyes business and he was hired as a strategic consultant as a result. The Muddy Waters’ claim that these two people unjustifiably were allowed to invest in Allyes is thus wrong.

Impairment relating to the boat and other assets

The Company initially spent $5.1 million to acquire ZHPY mainly for the purpose of gaining its license to operate boats on the Huangpu River (and not for the particular boat and equipment ZHPY had on hand), which was recorded as intangible assets. Subsequently, the Company made additional investments in its boat-based advertising business in the Huangpu River – including a 700 square meter LED screen, the acquisition of a larger boat as well as related renovation costs—in the aggregate amount of $11.9 million.

The impairment we recorded in 2009 for the LED boat amounted to $12.7 million, which consisted of (i) a $3.2 million impairment of acquired intangible and (ii) $9.5 million impairment of the boat and its LED equipment. Focus Media inadvertently disclosed, in the forepart of its 2009 20-F only, an incorrect number for the write-off of its boat-based advertising platform on the Huangpu River (i.e., the business initially purchased from ZHPY). The correct disclosure was included on page 74 of its 2009 20-F that the impairment loss of the boat related assets consisted of the $3.2 million impairment of acquired intangible; and $9.5 million impairment of the boat and its LED equipment. Moreover, the disclosure in the financial statements in the 2009 20-F is correct. Accordingly, this inadvertent discrepancy in the Company’s 2009 20-F provided an opportunity for Muddy Waters’ speculation, but as is clear from the context was not done intentionally with any intention to mislead investors.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations. As of September 30, 2011, Focus Media’s out-of-home lifestyle interactive digital media network had approximately 178,000 LCD displays in about 100,000 commercial buildings that covered more than 100 cities, 426,000 in-elevator poster and digital picture frames in residential buildings that covered 35 cities, approximately 51,000 LCD displays in more than 2,800 hypermarkets, supermarkets and convenience stores and approximately 2,000 movie screens in about 300 movie theaters throughout China.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn

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